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February 14, 2017

Christine Y. Greenlees U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Terence Rozier-Byrd TEL: 2124082573 FAX: 2122592573 terence.rozier-byrd@bakerbotts.com

Re:

The Energy & Minerals Group LP and Ascent Carry Partners, LLC, Ascent Carry Partners II, LLC, White Star Carry Partners, LLC, AENO Carry Partners, LLC, AEMN Carry Partners, LLC and Traverse Carry Partners LLC – File No. 813-00388

Request for Withdrawal of Application

Dear Ms. Greenlees:

On behalf of The Energy & Minerals Group LP and Ascent Carry Partners, LLC, Ascent Carry Partners II, LLC, White Star Carry Partners, LLC, AENO Carry Partners, LLC, AMEN Carry Partners, LLC and Traverse Carry Partners LLC (collectively, the “Applicants”), I am writing to request the withdrawal of the Applicants’ application for an order under Section 6(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act and the rules and regulations thereunder (the “Application”).  The Application was filed with the Securities and Exchange Commission on November 22, 2016.

Should you have any questions, please call me at (212) 408-2573.

Sincerely,

/s/ Terence Rozier-Byrd

Terence Rozier-Byrd

cc:	Laura Tyson, Esq., The Energy & Minerals Group LP

Paul Seifert, Esq., The Energy & Minerals Group LP